<ins>Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 2.24.2026</ins>

1. Documents Uploaded:
    a. Form 7R
2. Form SBSE-A/A being updated as follows to Schedule A:
    a. Amended item 7 - Briefly describe the *applicant's* business
3. Update to Principal List and amended CCO designation
    a. Removed John Burns added Andrew Bernstein
4. Provided descriptions for Schedule B.II 13A and B.II 13B